SKANSKA



10015437

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

March 15, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 9, 11 and 12, 2010.

Best regards,
Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
March 9, 2010	Press Release	Annual Shareholders' Meeting of Skanska AB	law and by the listing agreement with Stockholm Stock Exchange
March 11, 2010	Press Release	Skanska to construct oil refinery unit in Rio de Janeiro, Brazil, for about USD 250 M, approximately SEK 1.8 billion	law and by the listing agreement with Stockholm Stock Exchange
March 11, 2010	Press Release	Skanska starts second phase of office project Bassängkajen in Malmö, investing SEK 215 M	law and by the listing agreement with Stockholm Stock Exchange
March 12, 2010	Press Release	Skanska to construct head office in Gainesville, Florida, for USD 49 M, or SEK 350 M	law and by the listing agreement with Stockholm Stock Exchange
March 12, 2010	Press Release	Skanska's Annual Report available on website	law and by the listing agreement with Stockholm Stock Exchange

dlw 3/29

File Number 82-34932

SKANSKA

Press Release

March 12, 2010
08:45 am CET

Skanska's Annual Report available on website

The Skanska Annual Report for 2009 is now available on Skanska's website, at www.skanska.com/en/investors where also the printed annual report can be ordered.

At the same time, a print-out of the electronic version is available at Skanska AB's head office, Råsundavägen 2, Solna.

The printed copies of the Annual Report will be distributed around March 22.

In addition to the website, the Annual Report can also be ordered from Skanska AB, Investor Relations, SE-169 83 Solna, Sweden, telephone +46 10 448 89 00, e-mail investor.relations@skanska.se.

For further information please contact:

Pontus Winqvist, SVP Investor Relations, Skanska AB,
tel +46 10 448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 8 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press Release

March 12, 2010
08:30 am CET

Skanska to construct head office in Gainesville, Florida, for USD 49 M, or SEK 350 M

Skanska has secured the assignment to construct the new head office for Gainesville's Regional Utilities unit. The contract amounts to USD 49 M, or SEK 350 M, which will be included in order bookings for the first quarter. The customer is the city of Gainesville.

The Gainesville Regional Utilities (GRU) Eastside Operations Center will comprise nine buildings with a total of about 25,000 square meters of building area gathered on a 48-hectare, campus-type site.

The facility will comprise the head office for Gainesville's various utilities units for energy, water and wastewater, as well as the telephone and data networks. In addition to offices and a hurricane-hardened data center, the area will also house equipment service areas, warehousing, a fueling station and training premises.

The buildings will be designed and constructed with the aim of achieving the Silver level of the international LEED environmental certification system.

Work will commence in April and is scheduled for completion in October 2011.

Skanska USA is one of the leading development and construction companies in the country, consisting of four business units: Skanska USA Building, which specializes in building construction; Skanska USA Civil, specialized in civil infrastructure; Skanska Infrastructure Development, which develops public-private partnerships; and Skanska Commercial Development, which develops commercial development projects in select U.S. markets. Headquartered in New York, Skanska USA has approximately 7,000 employees and its 2009 revenues were SEK 44 billion.

For further information please contact:

Jessica Murray, Director, Communications, Skanska USA,
tel +1 404 946 7468
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

SKANSKA

Press release

March 11, 2010
8:45 a.m.

Skanska starts second phase of office project Bassängkajen in Malmö, investing SEK 215 M

Skanska invests around SEK 215 M in the second phase of the office project Bassängkajen on Universitetsholmen in Malmö, Sweden. This phase comprises about 7,800 square meters of modern and energy efficient office premises in seven floors with an underground garage beneath. The new building will be completed during first quarter 2012 and will then conclude the office project Bassängkajen.

The first phase of 8,500 square meters is currently under construction and is scheduled for completion in summer 2011. Around 75 percent of office space in that building is already leased. Tenants are Malmö University who will move their administrative division and Awapatent who will move their headquarters to Bassängkajen.

"This is the right time to start the next phase of Bassängkajen. We see a strong demand on the rental market in Malmö and Skanska is convinced that Universitetsholmen will continue to be a very attractive location. We also see that our drive for green offices is paying off," says Staffan Haglind, President, Skanska Öresund.

With its modern and profiled design Bassängkajen contributes in developing the city area on Universitetsholmen in Malmö. The project is also entirely associated with energy efficiency and environmental concern. Bassängkajen will, together with Skanska's project Gårda in Gothenburg, be the first project in the Nordics with a pre-certification on the highest level, Platinum, in the international environmental certification system LEED. Several measures take the energy consumption to a level at least 25 percent lower than the standard requirements for new buildings, which is the requirement for the EU GreenBuilding labeling.

Skanska Commercial Development Nordic initiates and develops property projects within office, logistics and commercial buildings. Office operations are concentrated in the three metropolitan areas in Sweden, the Copenhagen area in Denmark, Helsinki in Finland and Oslo, Norway. Development of logistics and volume commercial properties is conducted in strategic areas in Sweden, Denmark, Finland and Norway.

For further information, please contact:

Staffan Haglind, President, Skanska Öresund,
Tel: +46 (0)10-448 32 12.
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for media: +46 (0) 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press Release

March 11, 2010
08:30 am CET

Skanska to construct oil refinery unit in Rio de Janeiro, Brazil, for about USD 250 M, approximately SEK 1.8 billion

Skanska has been awarded a contract to construct the first phase of a new refinery for crude oil in Brazil. The total contract value is USD 623 M, of which Skanska's share is 40 percent, corresponding to about USD 250 M, or about SEK 1.8 billion, which will be included in order bookings for the first quarter. The customer is Petrobras, one of the world's leading energy companies and one of Skanska's repeat customers.

The contract is for the first processing unit of a new oil refinery at Petrobras Petrochemical Complex in the Rio de Janeiro state.

The project relates to a crude and distillation unit for crude oil entering the refinery. The unit will have the capacity to process about 150,000 barrels a day.

Skanska will head the consortium responsible for design, detailed engineering executions and construction of the facilities, including electromechanical installations. The contract also encompasses the procurement of material and equipment and Skanska will also provide assistance in connection with start up and operation.

Work is scheduled to commence immediately and will be completed within 36 months. About 3,000 workers will be involved when work on the project is at its peak.

The facilities at Petrobras Petrochemical Complex, Comperj, will cover an area of 45 square kilometers and will be operational during 2013.

Skanska Latin America is one of the continent's leading contractors. Operations focus primarily on construction, operations and services for the international oil & gas and energy industry. In 2009, the company with about 10,000 employees, had revenues of about SEK 6 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Annual Shareholders' Meeting of Skanska AB

Shareholders of Skanska AB (publ) are hereby invited to attend the Annual Shareholders' Meeting on Tuesday, April 13, 2010, at 5:00 p.m. in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm, Sweden.

Notification

Shareholders who wish to participate in the Meeting
- must be recorded in the share register maintained by Euroclear Sweden AB on Wednesday, April 7, 2010, and
- must give notice of their intention to participate in the Meeting, addressed to:

Skanska AB
Group Legal Affairs
SE-169 83 Solna, Sweden
or by telephone, +46-10-448 89 00, from 10:00 a.m. to 4:00 p.m.
or by telefax, +46-8 753 37 52
or via the Skanska website: www.skanska.com

When giving notice, a shareholder must state name, personal identification number (or corporate registration number), address and telephone number and, where relevant, the number of any accompanying assistants. Shareholders represented by proxy must send the company a power of attorney for the proxy and proof of registration or other authorization documentation, in sufficient time prior to the Annual Shareholders' Meeting.

Notification must be received by the company preferably not later than 12:00 noon on Wednesday April 7, 2010. Registered participants will receive an admission card, which is to be presented at the entrance to the Meeting venue.

Shareholders whose shares are held in trust must temporarily re-register their shares in their own name with Euroclear Sweden AB to be entitled to participate in the Meeting. Re-registration should be requested from the bank or stockbroker acting as trustee in sufficient time prior to Wednesday April 7, 2010. For Skanska employees, who have invested in Skanska-shares under the long term Employee Ownership Program, SEOP 2008 – 2010 and who wish to vote at the shareholders' meeting, the company may assist in the re-registration of the shares in own name. Employees wishing the company's assistance should inform the company about this by telephone or fax number noted above, stating full name, address and so called global ID as soon as possible and not later than March 25, 2010.

The Board's full text of the motions under Item 16, 17 and 18 on the agenda, the Board's statements in accordance with Chapter 19, Paragraph 22 of the Swedish Companies Act and the proxy form in accordance with Chapter 7 Paragraph 54a of the Swedish Companies Act, will be made available to shareholders at the company's offices, Råsundavägen 2, Solna, Sweden, Group Legal Affairs, and on Skanska's website, www.skanska.com, as of March 10, 2010. The financial documents and auditors' report will be available to shareholders on Skanska's website as of March 12, 2010, and at the above weeks prior to the Meeting.

The Board's statement in accordance with Chapter 18, Paragraph 4 of the Swedish Companies Act regarding the proposed distribution of earnings is included in the statutory administration report.

Proposed agenda

1. Opening of Meeting.
2. Election of Meeting Chairman.
3. Preparation and approval of the list of shareholders entitled to vote at the Meeting.
4. Approval of agenda.
5. Election of two persons to check the minutes together with the Chairman.
6. Determination of whether the Meeting has been duly convened.
7. Addresses by the Chairman and by the President.
8. Presentation of the annual report and auditors' report for 2009 and the consolidated accounts and the auditors' report for the consolidated accounts for 2009.
9. Motion to adopt the income statement and balance sheet, and the consolidated income statement and the consolidated balance sheet.
10. Motion regarding the disposition of the company's profit as shown in the adopted balance sheet, and determination of the record date for payment of dividend.
11. Motion to discharge members of the Board and the President from liability for the fiscal year.
12. Determination of the number of Board members and deputy members to be elected by the Meeting.
13. Determination of fees for Board members and auditors.
14. Election of Board members and deputy members and of the Board Chairman.
15. Matters regarding appointment of the members of the Nomination Committee.
16. Proposal for principles for salary and other remuneration to senior executives.
17. Motion to authorize the Board to decide on purchases of own shares.
18. Resolution on employee ownership program including:
    A. implementation of employee ownership program;
    B. authorization for the Board of Directors to resolve on acquisitions of Series B shares in Skanska on a regulated market and resolution on transfer of acquired own Series B shares to the participants in the employee ownership program; and
    C. equity swap agreement with third party, if the shareholders' meeting does not resolve in accordance with item B. above.
19. Closing of the Meeting.

Motions

Item 2 Election of a Chairman for the Meeting
The Nomination Committee proposes that attorney Sven Unger be elected Chairman of the Meeting.

Item 10 Dividend and record date
The Board proposes a dividend of SEK 6,25 per share for fiscal year 2009, of which SEK 1,00 per share is an extra dividend. April 16, 2010 is proposed as the record date for payment of the dividend. If the Meeting votes in favor of this motion, it is expected that Euroclear Sweden AB will make dividend payments on April 21, 2010.

Nomination Committee's motions under Items 12-15

Item 12 Nomination Committee's motion: Nine Board members and no deputies.

Item 13 Nomination Committee's motion: It is proposed that a fee of SEK 1,350,000 be paid to the Chairman of the Board of Directors and SEK 450,000 to each of the other Board members elected by the Meeting, with the exception of the President. A special appropriation of SEK 150,000 is proposed for each of the members on the Project Committee, SEK 100,000 to each of the members on the Audit Committee and SEK 125,000 to its Chairman, and SEK 75,000 to each of the members on the Remuneration Committee. The proposed compensation for committee work applies to Board members elected by the Meeting, with the exception of the President. The proposed fees and compensation for committee work is unchanged from the preceding year. It is proposed that the fee to the auditor be paid in the amount shown on approved invoices.

Item 14 Nomination Committee's motion: Re-election Finn Johnsson, Johan Karlström, Stuart Graham, Sverker Martin-Löf, Sir Adrian Montague, Lars Pettersson, Matti Sundberg and new election of Josephine Rydberg-Dumont and Charlotte Strömberg.

Bengt Kjell has declined re-election.

Josephine Rydberg-Dumont has an MBA from Gothenburg School of Economics and a MBA from University of San Francisco. Josephine Rydberg-Dumont has held leading positions in the IKEA Group for 24 years. During the period January 2000 – August 2007 Josephine Rydberg-Dumont was Managing Director for IKEA of Sweden AB and between 2000 and 2008 member of IKEA's Group Management. Josephine Rydberg-Dumont is a Board member in Cederroth Intressenter AB and Skanska Residential Development Nordic AB.

Charlotte Strömberg has an MBA from the Stockholm School of Economics. Charlotte Strömberg has held leading positions within Alfred Berg, ABN AMRO during 1986 – 1997 and Carnegie Investment Bank AB during 1997 – 2005. Charlotte Strömberg is since February 2006 CEO of Jones Lang LaSalle Holding AB with responsibility for the Nordics. Charlotte Strömberg is a Board member in Fjärde AP-fonden, Gant Company and Intrum Justitia AB.

The Nomination Committee proposes that the Annual Shareholders' Meeting re-elect Sverker Martin-Löf as Board Chairman.

Information about the proposed new Board member is available on the company's website, www.skanska.com.

Item 15 Nomination Committee's motion: That a mandate be given to the Chairman of the Board to contact the four to five largest shareholders in terms of voting rights, each of which will appoint a representative to comprise, together with the Board Chairman, the Nomination Committee for the period until a new Nomination Committee has been appointed as mandated by the next Shareholders' Meeting. The largest shareholders refer to Euroclear Sweden AB's registered and ownership grouped list of shareholders as of August 31, 2010. If, due to ownership changes occurring after that date, it is deemed necessary, the Nomination Committee is entitled to offer one or two additional shareholders a position on the Nomination Committee.

The Nomination Committee shall appoint a Chairman from the largest shareholder in terms of voting rights. If a member of the Nomination Committee leaves the committee before its work is completed, a substitute shall be appointed, if this is deemed necessary, by the same shareholder who appointed the member who has resigned, or, if this shareholder is no longer one of the three to five largest shareholders in terms of voting rights, by the new shareholder belonging to this group. No fee shall be paid to members of the Nomination Committee. Any expenses arising in connection with the work of the Nomination Committee shall be paid by the company. The names of the members of the Nomination Committee shall be announced not later than six months prior to the Annual Shareholders' Meeting in 2011.

The Nomination Committee proposes that the Annual Shareholders' Meeting assign the Nomination Committee the task, prior to the 2011 Annual Shareholders' Meeting, of submitting proposals on the following matters:

- Proposal for Meeting Chairman
- Proposal for number of Board members and deputies
- Proposal for Members of the Board and Chairman of the Board
- Proposal for Board fees to the Chairman and each of the other Board members
- Proposal for remuneration for each of the members elected by the Meeting who serve on the Board's committees
- Proposal for auditor remuneration
- Proposal for principals for how members of the Nomination Committee shall be appointed

Item 16 Proposal for principles for salaries and other remuneration to senior executives
The Board's proposal for principles for salaries and other remuneration to senior executives mainly means that the combined remuneration shall be market-related and competitive and that outstanding performance shall be reflected in the total remuneration. Benefits shall comprise fixed salary, variable remuneration, if any, other customary benefits and pension. The variable remuneration shall be payable in either cash and/or shares and it shall be capped and related to the fixed salary. Distribution of shares shall have a vesting period of three years and be part of a long-term incentive program. The variable remuneration must be based on results in relation to established targets and designed to increase the community of interest between the executive and the shareholders of the company. Pension benefits should be either defined-benefit or defined-contribution schemes, or a combination thereof, and normally provide right to receive pension at 65 years of age, or, in individual cases at the earliest at 60 years of age. In principle, variable remuneration shall not be pensionable. The Board of Directors may under special circumstances deviate from these principles in individual cases.

Item 17 Authorization for the Board to decide on purchases of own shares
With the intention to secure deliveries of shares to participants in the Skanska Employee Ownership Program, which was decided at the Extraordinary Shareholders' Meeting on November 29, 2007 ("SEOP 2008 – 2010"), the Board proposes that the Shareholders' Meeting authorizes the Board to decide on acquisitions of own Series B shares on the following terms. Acquisitions may only be made on the NASDAQ OMX Stockholm at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and lowest selling price. The authorization may be used on one or more occasions, however, not longer than until the 2011 Annual Shareholders' Meeting. A maximum of 4,500,000 Series B shares in Skanska may be acquired for securing delivery of shares to participants in SEOP 2008 - 2010.

SKANSKA

Item 18 Resolution on employee ownership program
The Board of Directors' proposal on an employee ownership program, including: A. implementation of employee ownership program; B. authorisation for the Board of Directors to resolve on acquisitions of Series B shares in Skanska on a regulated market and resolution on transfer of acquired own Series B shares to the participants in the employee ownership program; and C. equity swap agreement with third party, if the shareholders' meeting does not resolve in accordance with item B. above.

Background
An extraordinary shareholders' meeting of Skanska AB ("Skanska") in the fall of 2007 resolved to implement a long-term employee ownership program divided into three parts; Annual Program 2008, 2009 and 2010, SEOP 2008-2010. The program replaced the other long-term incentive programs within the group. The Board of Directors hereby proposed long-term employee ownership program (the "Program") is in substance equivalent to the program approved by the shareholders' meeting in 2007, and shall be regarded as a continuation of that program.

The proposed Program gives present and future employees the opportunity of becoming shareholders in Skanska. The purpose of the Program is to create shareholder value and strengthen the community of interest between the participants of the Program and the shareholders of Skanska. The Program is further deemed to increase Skanska's prospects for retaining and recruiting qualified employees to the Skanska group and the employees' interest and involvement in Skanska's business and development. In light of the above, the Program is deemed to have a positive effect on the Skanska group's future development and therefore be advantageous both to the shareholders and to the employees of Skanska.

The Program is proposed to be divided into three parts; Annual Program 2011, 2012 and 2013, and include, in total, no more than 13,500,000 Series B shares in Skanska. However, Annual Program 2011 will only include no more than 4,500,000 Series B shares.

THE BOARD OF DIRECTORS' PROPOSAL FOR RESOLUTION
The Board of Directors proposes that the annual shareholders' meeting resolves (i) to implement the Program in accordance with the below principles in item A. and (ii) to authorise the Board of Directors to resolve on acquisitions of own Series B shares on a regulated market and that acquired own Series B shares without consideration may be transferred to participants in the Program, in accordance with item B. below. In case the majority required is not reached under item B., the Board of Directors proposes that the annual shareholders' meeting resolves (iii) that Skanska shall be able enter into an equity swap agreement with a third party, in accordance with item C. below.

A. Implementation of an employee ownership program

The Program is proposed to be open to the approximately 40,000 permanent employees within the Skanska group ("Employees"), to approximately 2,000 key employees within the Skanska group ("Key Employees"), and to approximately 300 executive officers within the Skanska group, including the Chief Executive Officer, the Executive Vice Presidents, the Group Staff Officers and Business Unit Presidents and their management teams ("Executives").

The Program means that Employees, Key Employees and Executives are offered the possibility to, provided an investment of their own in Series B shares in Skanska ("Saving Shares") during a certain financial year ("Acquirement Period"), from Skanska or from another company within the Skanska group, or from a designated third party, without consideration receive Series B shares in Skanska. For 4 acquired Saving Shares the employee will, after a three year lock-up period ("Lock-up Period"), have the possibility to receive 1 Series B share in Skanska ("Matching Share"). Moreover, the employee will, depending on fulfilment of certain result-related performance conditions during the Acquirement Period, which are based on the Program specific financial "Outperform" targets established by the Board of Directors, after the Lock-up Period have the possibility to receive additional Series B shares in Skanska ("Performance Shares").

The Program is divided into three parts ("Annual Program 2011", "Annual Program 2012" and "Annual Program 2013"). The Acquirement Period comprises the financial year 2011 in respect of the Annual Program 2011, the financial year 2012 in respect of the Annual Program 2012 and the financial year 2013 in respect of the Annual Program 2013. The Lock-up Period runs for three years from the day of the investment in Saving Shares. Employees, Key Employees and Executives will be offered participation in the Annual Programs 2011, 2012 and 2013.

All employees participating in the Program may, for each 4 acquired Saving Shares, receive 1 Matching Share. In addition, Employees may receive no more than 3 Performance Shares, Key Employees no more than 7 Performance Shares and Executives no more than 15 Performance Shares, for each 4 acquired Saving Shares.

The maximum number of Saving Shares that each employee participating in the Program may acquire, by way of monthly savings, depends on the employee's salary and if he/she participates in the Program as Employees, Key Employees or Executives. Saving Shares may be acquired by Employees for an amount corresponding to no more than 5 per cent of the gross salary, by Key Employees for an amount corresponding to no more than 7.5 per cent of the gross salary and by Executives for an amount corresponding to no more than 10 per cent of the gross salary.

In order for an employee to be eligible to receive Matching and Performance Shares within the frame of each Annual Program it is a condition that, with certain specific exemptions, he/she is permanent employed within the Skanska group for the duration of the whole Lock-up Period and that the employee, throughout this Lock-up Period, has retained the Saving Shares acquired within the respective Annual Program. Saving Shares having been disposed of prior to the expiration of a Lock-up Period will therefore not be included in the calculation to determine any allotment of Matching and Performance Shares.

The Program includes two cost limits; Cost limit 1 and Cost limit 2. In respect of Cost limit 1, a 100 per cent fulfilment of the financial "Outperform" targets on a group level means that Skanska's total costs for each Annual Program may not exceed MSEK 630. In case the degree of fulfilment of Skanska's financial "Outperform" targets on a group level for the respective Annual Program amounts to the starting point or less, Skanska's total costs for each Annual Program may not exceed MSEK 200. Adjustments for inflation, with 2010 as the base year, shall apply when calculating Cost limit 1. Cost limit 2 means that Skanska's total costs for each Annual Program may not exceed 15 per cent of EBIT for the applicable Acquirement Period. The actual cost limit consists therefore of the lowest of Cost limit 1 and Cost limit 2, respectively. Should the number of participants and the outcome of the allotment of Matching and Performance Shares to the participants result in a total cost for Skanska exceeding any of the applicable cost limits for any of the Annual Programs, the investment rate will be reduced proportionally.

Matching and Performance Shares may normally be allotted only after the Lock-up Period for each Annual Program, which comprises three years. Allotment of Matching and Performance Shares to participants within each Annual Program is estimated to occur monthly three years after the investment in each Saving Share.

Should the participants' savings for acquisition of Saving Shares be made in another currency than in the Swedish krona, the acquired Saving Shares will after the expiration of the Lock-up Period be valued at a fixed exchange rate between the relevant currency and the Swedish krona, provided that the participant has retained the Saving Shares and has been permanently employed within the Skanska group throughout the whole Lock-up Period.

In accordance with the above-mentioned guidelines, the Board of Directors shall be authorised to establish the detailed terms and conditions for the Program. The Board of Directors may, in that regard, make necessary adjustments to satisfy certain regulations or market conditions outside Sweden.

If significant changes in the Skanska group or in the market occur which, in the opinion of the Board of Directors, would result in a situation where the conditions for allotment of Performance Shares under the Program become unreasonable to use, the Board of Directors shall also be entitled to make other adjustments to the Program, including, among other things, be entitled to resolve on a reduced allotment of Performance Shares, or that no Performance Shares shall be allotted at all, for a certain Annual Program or for participants in the Program active within a certain business unit. The Board of Directors shall further have the option to cancel Annual Programs which have not commenced and have the option to, wholly or partially, cancel the Program should the annual shareholders' meetings 2011-2013 not resolve on necessary acquisitions of own shares.

Participation in the Program presupposes that such participation is legally possible in the various jurisdictions concerned and that the administrative costs and financial efforts are reasonable in the opinion of the Board of Directors.

The Program shall comprise no more than 13,500,000 Series B shares in Skanska, of which no more than 2,290,000 Series B shares in Skanska are such shares that may be transferred by Skanska in order to cover certain costs associated with the Program, mainly social security costs. Each Annual Program shall comprise no more than 4,500,000 Series B shares in Skanska.

The number of Matching Shares and Performance Shares will be subject to recalculation as a result of intervening bonus issues, splits, rights issues and/or other similar measures.

B. Authorisation for the Board of Directors to resolve on acquisitions of Series B shares in Skanska on a regulated market and resolution on transfer of acquired own Series B shares to the participants in the Program

1) Authorisation for the Board of Directors to resolve on acquisitions of Series B shares in Skanska on a regulated market

Acquisitions of Series B shares in Skanska may only be effected on NASDAQ OMX Stockholm. The authorisation may be exercised on one or several occasions, however at the latest until the annual shareholders'meeting 2011. No more than 4,500,000 Series B shares in Skanska may be acquired to secure delivery of shares to participants in the Program proposed by the Board of Directors. Acquisitions of Series B shares in Skanska on NASDAQ OMX Stockholm may only be made at a price within the from time to time applicable range of prices (spread) on NASDAQ OMX Stockholm, meaning the interval between the highest purchase price and the lowest selling price.

2) Resolution on transfer of acquired own Series B shares to the participants in the Program

Transfer may be made only of Series B shares in Skanska, whereby a maximum of 11,210,000 Series B shares in Skanska may be transferred without consideration to participants in the Program. Right to acquire Series B shares in Skanska without consideration shall be granted to such persons within the Skanska group who are participants in the Program. Further, subsidiaries of Skanska shall be entitled to acquire Series B shares in Skanska without consideration, whereby such company shall be obliged to, in accordance with the conditions of the Program, immediately transfer the shares to such persons within the Skanska group who participate in the Program. Transfer of Series B shares in Skanska shall be made without consideration at the time and on the other terms that participants in the Program are entitled to acquire shares, i.e. monthly consecutively during the financial years 2014, 2015 and 2016. The number of Series B shares in Skanska that may be transferred under the Program will be subject to recalculation as a result of intervening bonus issues, splits, rights issues and/or other similar measures.

C. Equity swap agreement with third party

In case the majority required is not reached under item B above, the Board of Directors proposes that the annual shareholders'meeting resolves that the financial exposure that the Program is expected to give rise to shall be hedged by Skanska being able to enter into an equity swap agreement with a third party, whereby the third party in its own name shall be entitled to acquire and transfer Series B shares in Skanska to such employees that participate in the Program.

Conditions
The shareholders' meeting's resolution on the implementation of the Program according to item 18 A. above is conditional upon the meeting either resolving in accordance with the Board of Directors' proposal under item 18 B. above or in accordance with the Board of Directors' proposal under item 18 C. above.

Majority requirements
A valid resolution under item 17 above requires that it is supported by shareholders with at least two thirds of the votes cast as well as the number of shares represented at the meeting.

The shareholders' meeting's resolution according to item 18 A. above requires a simple majority among the votes cast at the meeting. A valid resolution under item 18 B. above requires that shareholders representing not less than nine-tenths of the votes cast as well as of the shares represented at the meeting approve the resolution. A valid resolution under item 18 C. above requires a simple majority among the votes cast at the meeting.

Other information
The Nomination Committee comprises Carl-Olov By, Chairman, representing AB Industrivärden, Jan Andersson, representing Swedbank Robur fonder, Peter Lindell, representing AMF Pension and AMF Fonder, Håkan Sandberg, representing Svenska Handelsbanken AB and Handelsbanken's pension funds, Bo Selling representing Alecta, and Sverker Martin-Löf, Chairman of the Board of Skanska AB. The Nomination Committee's statement of reasons regarding its motion for the Board election is available on the company's website, www.skanska.com.www.skanska.com.

As per March 10, 2010 the total number of shares in the company amounts to 423,053,072, of which 20,098,495 shares of Series A, 399,314,577 of Series B and 3,640,000 of Series D amounting to 603,939,527 votes in the Company. As per March 10, 2010 the Company's own shares amounted to 6,254,219 shares of series B and 3,640,000 shares of series D, amounting to 9,894,219 votes in the Company.

Program for shareholders
3:30 p.m. Doors to Berwaldhallen open
Light refreshments
4:30 p.m. Meeting premises open
5:00 p.m. Annual Shareholders' Meeting begins

Solna in March 2010
Board of Directors